                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             WESTERBEKE CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, $.01 PAR VALUE PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    957547102
           --------------------------------------------------------
                                 (CUSIP Number)

                                MARVIN A. GORDON
                           C/O WHITEHALL COMPANY LTD.
                               750 EVERETT STREET
                                NORWOOD, MA 02062
                                 (781) 769-6500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                FEBRUARY 23, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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CUSIP No. 957547102                   13D                 Page 2    of 5  Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Marvin A. Gordon
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               Marvin A. Gordon 100,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  Marvin A. Gordon 100,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     100,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------


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CUSIP No. 957547102                   13D                 Page  3 of 5  Pages
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ITEM 1

SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Westerbeke Corporation (the "Issuer"). The principal executive offices of the Issuer are located at Avon Industrial Park, Avon, MA 02322.

ITEM 2

IDENTITY AND BACKGROUND

     Reporting Person:                Marvin A. Gordon
                                      750 Everett Street
                                      Norwood, MA  02062

     Occupation:                      Chief Executive Officer,
                                      Whitehall Company, Ltd.,
                                      750 Everett Street,
                                      Norwood, MA  02062

Person identified in item 2 has not been during the last five years been convicted in a criminal proceeding.

Person identified in item 2 has not, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of or prohibitive or mandating activities subject of federal or state securities laws or finding any violations with respect to such laws.

Person identified in item 2 is a citizen of the United States of America.

ITEM 3

The source and amount of funds used or to be used to purchase shares of the stock are as follows:

                  Reporting Person  Source           Amount

                  Marvin A. Gordon    PF                $288,391.57

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CUSIP No. 957547102                   13D                 Page  4 of 5  Pages
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ITEM 4

PURPOSE OF TRANSACTION

The Reporting Person acquired and continues to hold shares of stock reported herein for investment purposes. The Reporting Person has not had discussion with the senior management of the Issuer relative to the Issuer's business, but may in the future have discussions concerning various operation and financial aspects of the Issuer's business. The Reporting Person may also, in the future, have discussions with senior management concerning various ways of maximizing long term shareholder value.

Depending on market conditions and other factors material to his investment decision the Reporting Person may purchase additional shares of the stock in the open market, or may sell all or a portion of the shares of the stock that he now owns or hereafter may acquire on the open market or in private transactions.

Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of item 4 of Schedule 13D of the Act.

ITEM 5

       a. Marvin A. Gordon

       Mr. Gordon is the beneficial owner of 100,000 shares of the stock, which constitutes 5.13% of the outstanding shares of the stock.

       Marvin A. Gordon has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 shares of the stock.

       During the past 60 days the Reporting Person has purchased shares of the stock in transactions as follows:


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CUSIP No. 957547102                   13D                 Page  5 of 5  Pages
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
                               NO. OF SHARES                            PRICE
DATE                               PURCHASED                          PER SHARE
----                           --------------------                   ---------
01/04/01                           3,000                              3.1526
0l/10/01                             100                              3.53
01/11/01                           6,900                              3.125
01/26/01                           8,600                              2.90
01/30/01                           1,400                              2.94
02/23/01                          10,000                              2.80
03/05/01                           3,000                              2.75

The Reporting Person affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the stock owned by such Reporting Person.

       b. Not Applicable

ITEM 6

       None

ITEM 7

       None